BB 3/24



UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05040714

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[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 03 2005

SEC FILE NUMBER
8-16871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Murphy & Durieu

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway - 17th Floor
(No. and Street)

New York	NY	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Petri 212-618-0962
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Richard J. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Murphy & Durieu, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN MILONA
Notary Public, State of New York
No. 01MI4907666
Qualified in Richmond County
Commission Expires October 13, 2005

Notary Public

Signature

General Partner
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x Statement of Cash Flow

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Partners of Murphy & Durieu

In planning and performing our audit of the financial statements and supplementary schedules of Murphy & Durieu (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2005

Murphy & Durieu

Statement of Financial Condition
December 31, 2004


SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2005
WASH., D.C.
185
SECTION

Murphy & Durieu
Index
December 31, 2004

Page(s)



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of Murphy & Durieu

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Murphy & Durieu (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2005

Murphy & Durieu
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 529,317
Cash segregated under federal regulations	10,000
Deposits with clearing organizations	1,070,092
Receivable from brokers, dealers and clearing organizations	23,914,495
Securities owned, at market value	2,756,177
Securities borrowed	2,245,980
Secured demand notes receivable collateralized by cash and marketable securities	1,660,000
Cash surrender value of life insurance	800,000
Furniture, fixtures, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $1,384,781)	71,222
Other assets	213,786
Total assets	$ 33,271,069
Liabilities and Partners' Capital	
Employee compensation and benefits	$ 3,014,351
Payable to brokers, dealers and clearing organizations	21,011,205
Short-term borrowings	2,800,000
Securities sold, not yet purchased, at market value	1,724,151
Accrued expenses and other liabilities	2,153,800
	30,703,507
Commitments, contingencies and guarantees	-
Liabilities subordinated to claims of general creditors	1,660,000
Partners' capital	907,562
Total liabilities and partners' capital	$ 33,271,069

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

Murphy & Durieu (the "Company") is a limited partnership formed pursuant to the laws of the State of New York. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the New York Stock Exchange, Inc. and other principal exchanges. The Company acts primarily as an interdealer broker of fixed income and preferred equity securities. The Company also conducts a retail brokerage business and clears certain customer transactions on a fully disclosed basis. Certain customer transactions are executed by the Company on the floor of the New York Stock Exchange, Inc.

The Company records transactions in securities, commissions and floor brokerage revenue and related expenses on a trade-date basis.

Cash and cash equivalents includes money market instruments.

Securities owned and securities sold, not yet purchased, which primarily consist of corporate high yield fixed income obligations, are carried at quoted market values or dealer quotes where those are available and considered reliable, with the resulting unrealized gains and losses recognized currently in income. Other factors may be considered where appropriate, such as market prices for similar financial instruments, coupon, yield, credit quality and other economic factors. Securities owned, at market value at December 31, 2004 is held at a clearing organization and can be sold or pledged.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. The Company measures the market value of the securities borrowed or loaned against the collateral on a daily basis and additional cash or securities are obtained or refunded, as necessary, to ensure that such transactions are adequately collateralized. Collateral received under securities borrowed arrangements can be sold or repledged. The Company did not have collateral which had been sold or repledged at December 31, 2004.

Depreciation of furniture, fixtures and equipment is provided on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized on a straight-line basis over the life of the related leases.

Exchange memberships of $21,000 (market value $20,000) are recorded at cost and are included in other assets on the statement of financial condition.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Certain customer transactions are cleared on a fully disclosed basis by one broker. Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2004 consist of the following:

	Receivable	Payable
Receivable/payable from/to brokers, dealers and clearing organizations	$ 1,754,872	$ -
Securities failed to deliver/receive	22,159,623	21,011,205
	$ 23,914,495	$ 21,011,205

3. Short-Term Borrowings

During the year, the Company obtained loans from banks, collateralized by marketable securities owned by or pledged to the Company. At December 31, 2004, secured short-term borrowings from banks amount to $2,800,000 and accrue interest at floating rates, which are based on prevailing market rates.

4. Commitments, Contingencies and Guarantees

Leases

The Company is committed under noncancelable operating leases for office space expiring between 2005 and 2015. The leases are subject to escalations based on increases in certain costs incurred by the lessor. The minimum future lease payments under the lease are as follows:

Year Ending in December	
2005	$ 1,125,309
2006	1,187,449
2007	1,188,962
2008	1,188,121
2009	1,232,458
2010 and thereafter	6,912,250
	$ 12,834,549

Guarantees

At December 31, 2004, the Company has obtained letters of credit amounting to $400,000 principally to satisfy requirements of clearing organizations and the Company's landlord.

Litigation

The Company is a party to lawsuits and regulatory inquiries in the normal course of business. While the outcome of these lawsuits and regulatory inquiries cannot be predicted with certainty, it is the opinion of management that the outcome will not have a material adverse effect on the financial position of the Company.

5. Secured Demand Notes and Liabilities Subordinated to Claims of General Creditors

Subordinated liabilities at December 31, 2004 relate to secured demand note agreements with certain individuals and mature between December 31, 2005 and January 3, 2006. These notes bear interest at an effective annual rate of 8.25% per annum. These agreements are automatically extended for one year unless written notice is given by the lender seven months prior to the maturity date. Accrued expenses and other liabilities includes $1,381,848 of excess cash collateral related to certain secured demand notes.

At December 31, 2004, the Company's subordinated liabilities have been approved by the New York Stock Exchange, Inc. and therefore, qualify as capital in computing net capital pursuant to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's capital regulations governing the withdrawal of subordinated debt.

6. Net Capital Requirements

As a registered broker-dealer and member of the New York Stock Exchange, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the minimum net capital be equal to the greater of $250,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. At December 31, 2004, the Company had net capital of $1,649,157 which was $1,399,157 in excess of its required net capital of $250,000.

Cash of $10,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

7. Income Taxes

As a partnership, the Company is not subject to federal and state income taxes. The Company is subject to New York City unincorporated business tax.

8. Employee Benefit Plan

The Company has a 401(k) profit-sharing plan.

9. Related Party Transactions

The Company provides affiliates with various services, including telecommunications equipment, employee healthcare benefits, use of office space and office supplies.

The Company and the general partner have an agreement whereby the Company rents on a month-to-month basis certain telephone equipment from the general partner.

10. Estimated Fair Value of Financial Instruments

Management estimates that the aggregate net fair value of financial instruments recognized in the Statement of Financial Condition (including securities borrowed, receivables and payables) approximates their carrying value, as such financial instruments are short term in nature, bear interest at current market rates, or are subject to repricing.

11. Financial Instruments with Off Balance Sheet Risk

The Company has sold securities that it does not own and it will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2004 market value of the securities. If the market value of such securities increases subsequent to December 31, 2004, the Company will incur a loss.

The Company may be exposed to off balance sheet risk in the event a customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.